EXHIBIT 23.3



            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Global Payment Technologies, Inc.:

We consent to the incorporation by reference in registration statement No. 333-114529 on Form S-3 and Nos. 333-112934 and 333-30829 on Forms S-8 of Global
Payment Technologies, Inc. of our report dated December 29, 2003 (except as to note 8, which is as of January 13, 2004), with respect to the consolidated balance sheet of Global Payment Technologies, Inc. as of September 30, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows and related Schedule II for each of the years in the two-year period ended September 30, 2003, which report appears in the September 30, 2004 annual report on Form 10-K of Global Payment Technologies, Inc.

KPMG LLP


Melville, New York
November 29, 2004